EXHIBIT 99.1

Himax Technologies, Inc. Declares Cash Dividend for FY2023

29.0 cents per ADS payable on July 12, 2024

TAINAN, Taiwan, May 09, 2024 (GLOBE NEWSWIRE) -- Himax Technologies, Inc. (Nasdaq: HIMX) (“Himax” or “Company”), a leading supplier and fabless manufacturer of display drivers and other semiconductor products, today declared a cash dividend of 29.0 cents per ADS, equivalent to 14.5 cents per ordinary share, for the year of 2023.

The cash dividend will be payable on July 12, 2024 to all the shareholders of record as of June 28, 2024. The ADS book will be closed for issuance and cancellation from June 21, 2024 to June 28, 2024. Typically, Himax pays out its yearly dividend at approximately the middle of its current calendar year based on the Company's previous year financial performance.

“Since our IPO in 2006, we have consistently rewarded shareholders for their ongoing commitment with our dividend policy,” said Mr. Jordan Wu, President and Chief Executive Officer of Himax. “This year we are pleased to declare an annual cash dividend of 29.0 cents per ADS, representing a payout ratio of 100% of last year's profit. The high payout ratio is supported by our positive business outlook and strong balance sheet. We are grateful for the support of our shareholders as we strive to achieve business objectives and deliver sustainable long-term growth and profitability,” concluded Mr. Wu.

About Himax Technologies, Inc.

Himax Technologies, Inc. (NASDAQ: HIMX) is a leading global fabless semiconductor solution provider dedicated to display imaging processing technologies. The Company’s display driver ICs and timing controllers have been adopted at scale across multiple industries worldwide including TVs, PC monitors, laptops, mobile phones, tablets, automotive, ePaper devices, industrial displays, among others. As the global market share leader in automotive display technology, the Company offers innovative and comprehensive automotive IC solutions, including traditional driver ICs, advanced in-cell Touch and Display Driver Integration (TDDI), local dimming timing controllers (Local Dimming Tcon), Large Touch and Display Driver Integration (LTDI) and OLED display technologies. Himax is also a pioneer in tinyML visual-AI and optical technology related fields. The Company’s industry-leading WiseEyeTM Ultralow Power AI Sensing technology which incorporates Himax proprietary ultralow power AI processor, always-on CMOS image sensor, and CNN-based AI algorithm has been widely deployed in consumer electronics and AIoT related applications. While Himax optics technologies, such as diffractive wafer level optics, LCoS microdisplays and 3D sensing solutions, are critical for facilitating emerging AR/VR/metaverse technologies. Additionally, Himax designs and provides touch controllers, OLED ICs, LED ICs, EPD ICs, power management ICs, and CMOS image sensors for diverse display application coverage. Founded in 2001 and headquartered in Tainan, Taiwan, Himax currently employs around 2,200 people from three Taiwan-based offices in Tainan, Hsinchu and Taipei and country offices in China, Korea, Japan, Germany, and the US. Himax has 2,772 patents granted and 398 patents pending approval worldwide as of March 31, 2024.

http://www.himax.com.tw

Forward Looking Statements

Factors that could cause actual events or results to differ materially from those described in this conference call include, but are not limited to, the effect of the Covid-19 pandemic on the Company’s business; general business and economic conditions and the state of the semiconductor industry; market acceptance and competitiveness of the driver and non-driver products developed by the Company; demand for end-use applications products; reliance on a small group of principal customers; the uncertainty of continued success in technological innovations; our ability to develop and protect our intellectual property; pricing pressures including declines in average selling prices; changes in customer order patterns; changes in estimated full-year effective tax rate; shortage in supply of key components; changes in environmental laws and regulations; changes in export license regulated by Export Administration Regulations (EAR); exchange rate fluctuations; regulatory approvals for further investments in our subsidiaries; our ability to collect accounts receivable and manage inventory and other risks described from time to time in the Company's SEC filings, including those risks identified in the section entitled "Risk Factors" in its Form 20-F for the year ended December 31, 2023 filed with the SEC, as may be amended.

Company Contacts:

Eric Li, Chief IR/PR Officer
Himax Technologies, Inc.
Tel: +886-6-505-0880
Fax: +886-2-2314-0877
Email: hx_ir@himax.com.tw
www.himax.com.tw

Karen Tiao, Investor Relations
Himax Technologies, Inc.
Tel: +886-2-2370-3999
Fax: +886-2-2314-0877
Email: hx_ir@himax.com.tw
www.himax.com.tw

Mark Schwalenberg, Director
Investor Relations - US Representative
MZ North America
Tel: +1-312-261-6430
Email: HIMX@mzgroup.us
www.mzgroup.us